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                              November 2, 2020

       Steven H. Rosen
       Co-Chief Executive Officer
       Zanite Acquisition Corp.
       25101 Chagrin Boulevard
       Suite 350
       Cleveland, OH 44122

                                                        Re: Zanite Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 22,
2020
                                                            File No. 333-249618

       Dear Mr. Rosen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed October 22, 2020

       Risk Factors
       Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits, page 58

   1. You state here and on page 130 that the Court of Chancery and the federal district court for the District of
Delaware shall have concurrent jurisdiction. Please reconcile this statement with your
additional disclosure on page 130 that "the federal courts shall be the exclusive forum for the
resolution of any complaint asserting a cause of action arising under the Securities
Act against us or any of our directors, officers, other employees or agents."
 Steven H. Rosen
Zanite Acquisition Corp.
November 2, 2020
Page 2
Management
Senior Advisor, page 103

2. We note that Mr. Sugar will serve as senior advisor and that you currently expect him to assist you in sourcing and negotiating with potential business combination targets, although he has no written advisory agreement with you. We further note disclosure on page 80 that you may pay a finder's fee for identifying an initial business combination but
      "[i]n no event, however, will [y]our sponsor or any of [y]our existing officers or directors,
      or any entity with which they are affiliated, be paid any finder   s fee,
consulting fee or
      other compensation by the company prior to, or for any services they render in order to effectuate, the completion of our initial business combination (regardless of the type of transaction that it is)." As it relates to your senior advisor, please disclose whether you intend to pay any consulting fees or other compensation to Mr. Sugar.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.



                                                            Sincerely,
FirstName LastNameSteven H. Rosen
                                                            Division of
Corporation Finance
Comapany NameZanite Acquisition Corp.
                                                            Office of Energy &
Transportation
November 2, 2020 Page 2
cc:       Daniel E. Nussen
FirstName LastName